Exhibit 100.5

NICE Wins TMC Awards for Innovation and Excellence in Unified Communications

Dual Accolades Recognize NICE Robotic Process Automation and NICE Quality Central for
Technology Leadership and Commitment to Unparalleled Quality

Hoboken, N.J., January 31, 2018 – NICE (Nasdaq: NICE) today announced that TMC, a global integrated media company, has presented NICE with awards in two categories. NICE Robotic Process Automation (RPA) won the 2017 TMC Labs Innovation award, while NICE Quality Central™ received the 2017 Unified Communications Excellence Award.

NICE Robotic Process Automation (RPA) is unique in the marketplace for including Artificial Intelligence in an integrated way. The solution comprises attended automation providing real-time process guidance to the human workforce with advanced capabilities to navigate the complexities of the desktop environment. The proprietary RPA platform and technology distinctively delivers seamless integration of desktop (attended), RPA (unattended), and cognitive automation within a single offering. As a global leader of process optimization solutions, NICE RPA offers a complete process optimization solution for organizations on the journey to digital transformation which is a key goal for companies today.

NICE Quality Central™, a next generation enterprise quality management solution, unifies all omnichannel data from any source into a single application to provide a more holistic view of both the customer and agent journey. As a standalone application, it operates and updates independently from any recording platform providing customers with rapid value. NICE Quality Central™ has the flexibility to automate and customize all quality processes from interaction selection to feedback to deliver greater efficiency. Its dashboards and robust reporting capabilities provide actionable insights that improve agent engagement and customer satisfaction.

Miki Migdal, President of the NICE Enterprise Product Group said “We’re honored that TMC has recognized NICE Robotic Process Automation and NICE Quality Central™ for their innovative, market leading technology as well as our commitment to excellence. These awards are a testament to our continued efforts in finding novel ways to deliver value to our customers. We look forward to continue bringing the next wave of cutting edge cognitive automation and quality management solutions to the market.”

“It gives me great pleasure to present NICE with the TMC Labs Innovation Award for their Robotic Process Automation solution as well as the Unified Communications Excellence Award for their Quality Management offering. These awards represent their team’s dedication to addressing the real needs of the marketplace,” said Rich Tehrani, CEO, TMC. “It’s inspiring to see such commitment to excellence and innovation, and we’re happy to recognize these outstanding achievements with TMC awards.”

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.